UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Instructure Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

457790103

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Thoma Bravo UGP, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 122,065,804
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 122,065,804

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 122,065,804
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 86.93%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 140,423,852 shares of Common Stock, $0.01 par value per share outstanding as of October 29, 2021 as reported on the Issuer’s Form 10-Q, filed on November 10, 2021.

1.	Names of Reporting Persons Thoma Bravo Partners XIII, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 122,065,804
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 122,065,804

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 122,065,804
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 86.93%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 140,423,852 shares of Common Stock, $0.01 par value per share outstanding as of October 29, 2021 as reported on the Issuer’s Form 10-Q, filed on November 10, 2021.

1.	Names of Reporting Persons Thoma Bravo Fund XIII, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 56,619,128
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 56,619,128

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 56,619,128
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 40.32%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 140,423,852 shares of Common Stock, $0.01 par value per share outstanding as of October 29, 2021 as reported on the Issuer’s Form 10-Q, filed on November 10, 2021.

1.	Names of Reporting Persons Thoma Bravo Fund XIII-A, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 64,373,352
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 64,373,352

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 64,373,352
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 45.84%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 140,423,852 shares of Common Stock, $0.01 par value per share outstanding as of October 29, 2021 as reported on the Issuer’s Form 10-Q, filed on November 10, 2021.

1.	Names of Reporting Persons Thoma Bravo Executive Fund XIII, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,073,324
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,073,324

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,073,324
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) *(1)(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Beneficial ownership representing less than 1% is denoted with an asterisk (*)
(2)	Calculated based on 140,423,852 shares of Common Stock, $0.01 par value per share outstanding as of October 29, 2021 as reported on the Issuer’s Form 10-Q, filed on November 10, 2021.

Item 1(a).	Name of Issuer

Instructure Holdings, Inc. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

6330 South 3000 East, Suite 700 Salt Lake City, UT 84121

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i) Thoma Bravo UGP, LLC

(ii)  Thoma Bravo Partners XIII, L.P.

(iii)  Thoma Bravo Fund XIII, L.P.

(iv) Thoma Bravo Fund XIII-A, L.P.

(v)   Thoma Bravo Executive Fund XIII, L.P.

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

C/O Thoma Bravo, L.P. 150 North Riverside Plaza, Suite 2800 Chicago, IL 60606

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Common Stock, par value $0.01

Item 2(e).	CUSIP Number

457790103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership

(a) Amount beneficially owned:
See response to Item 9 on each cover page.

(b) Percent of Class:
See response to Item 11 on each cover page.

(c)   Number of shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)  Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)  Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv) Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Thoma Bravo Partners XIII, L.P. (“TB Partners XIII”) is the general partner of each of Thoma Bravo Executive Fund XIII, L.P. (“TB Exec Fund”), Thoma Bravo Fund XIII, L.P. (“TB Fund XIII”) and Thoma Bravo Fund XIII-A, L.P. (“TB Fund XIII-A”). Thoma Bravo UGP, LLC (“TB UGP”) is the ultimate general partner of TB Partners XIII. By virtue of the relationships described above, TB UGP and TB Partners XIII may be deemed to exercise voting and dispositive power with respect to the shares held directly by TB Exec Fund, TB Fund XIII and TB Fund XIII-A. The filing of this Statement shall not be construed as an admission that the Reporting Persons are, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    February 4, 2022

THOMA BRAVO UGP, LLC

By:	/s/ Holden Spaht
Name:	Holden Spaht
Title:	Managing Partner

THOMA BRAVO PARTNERS XIII, L.P.

By: Thoma Bravo UGP, LLC Its: General Partner

By:	/s/ Holden Spaht
Name:	Holden Spaht
Title:	Managing Partner

THOMA BRAVO FUND XIII, L.P.

By: Thoma Bravo UGP, LLC
Its: Ultimate General Partner

By:	/s/ Holden Spaht
Name:	Holden Spaht
Title:	Managing Partner

THOMA BRAVO FUND XIII-A, L.P.

By: Thoma Bravo UGP, LLC
Its: Ultimate General Partner

By:	/s/ Holden Spaht
Name:	Holden Spaht
Title:	Managing Partner

THOMA BRAVO EXECUTIVE FUND XIII, L.P.

By: Thoma Bravo UGP, LLC
Its: Ultimate General Partner

By:	/s/ Holden Spaht
Name:	Holden Spaht
Title:	Managing Partner

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of February 4, 2022

EXHIBIT A

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, par value $0.01, of Instructure Holdings, Inc. (this “Agreement”), is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below that is named as a reporting person in such filing in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:    February 4, 2022

THOMA BRAVO UGP, LLC

By:	/s/ Holden Spaht
Name:	Holden Spaht
Title:	Managing Partner

THOMA BRAVO PARTNERS XIII, L.P.

By: Thoma Bravo UGP, LLC Its: General Partner

By:	/s/ Holden Spaht
Name:	Holden Spaht
Title:	Managing Partner

THOMA BRAVO FUND XIII, L.P.

By: Thoma Bravo UGP, LLC
Its: Ultimate General Partner

By:	/s/ Holden Spaht
Name:	Holden Spaht
Title:	Managing Partner

THOMA BRAVO FUND XIII-A, L.P.

By: Thoma Bravo UGP, LLC
Its: Ultimate General Partner

By:	/s/ Holden Spaht
Name:	Holden Spaht
Title:	Managing Partner

THOMA BRAVO EXECUTIVE FUND XIII, L.P.

By: Thoma Bravo UGP, LLC
Its: Ultimate General Partner

By:	/s/ Holden Spaht
Name:	Holden Spaht
Title:	Managing Partner